Filed Pursuant to Rule 424(b)(3)
Registration No. 333-163996

PROSPECTUS

5,471,500 shares

OCWEN FINANCIAL CORPORATION

Common Stock, $0.01 par value per share

          The selling shareholders identified in this prospectus are offering for sale for their own account, from time to time, up to an aggregate of 5,471,500 shares of our common stock, $0.01 par value per share. The selling shareholders acquired their shares from us in a private placement of shares of common stock that closed on April 3, 2009 and is more fully described on page 10 of this prospectus under the heading “Selling Shareholders.”

          We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling shareholders.

          Our common stock is traded on the New York Stock Exchange under the symbol “OCN”. On December 22, 2009, the last reported sale price of our common stock on the New York Stock Exchange was $9.48 per share.

          The selling shareholders may, from time to time, offer and sell or otherwise dispose of any or all of the shares of common stock described in this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices, and may be to or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. The selling shareholders will bear all discounts, concessions, commissions and similar expenses, if any, attributable to the sale of shares. We will bear all other costs, expenses, and fees in connection with the registration of the shares. See “Plan of Distribution” on page 11 of this prospectus for more information about how the selling shareholders may sell or dispose of their shares of common stock.

          Investing in our common stock involves a high degree of risk. You are urged to read the sections entitled “Risk Factors” beginning on page 5 of this prospectus and in Part I, Item 1A of our most recent Annual Report on Form 10-K and Part II, Item 1A of each of our subsequently filed Quarterly Reports on Form 10-Q (which documents are incorporated by reference herein), which describe specific risks and other information that should be considered before you make an investment decision.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 5, 2010.

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ABOUT THIS PROSPECTUS

          This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “Commission”) using the Commission’s shelf registration rules. Under the shelf registration process, the selling shareholders may sell the common stock described in this prospectus from time to time in one or more offerings. This prospectus provides you with a general description of the common stock that the selling shareholders may offer. We may also add, update or change information contained in this prospectus through one or more supplements to this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement.

          You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling shareholders have not, authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders should not make an offer to sell or seek an offer to buy shares of our common stock under this prospectus in any jurisdiction where the offer is not permitted. Brokers or dealers should confirm the existence of an exemption from registration or effect a registration in connection with any offer and sale of these shares. You should read all information supplementing this prospectus.

          The information contained in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

          This prospectus and the incorporated documents include trademarks, service marks and trade names owned by us or other companies. All such trademarks, service marks and trade names are the property of their respective owners.

          You should read this prospectus together with the additional information described under the heading “Where You Can Find More Information; Incorporation by Reference.”

          Except as otherwise indicated by the context, references in this prospectus to “Ocwen,” the “Company,” “we,” “us,” or “our” are to Ocwen Financial Corporation.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

          We file annual, quarterly and current reports, proxy statements and other information with the Commission. You may read and copy any document we file at the Commission’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. You can request copies of these documents by writing to the Commission and paying a fee for the copying costs. The Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Our Commission filings are available at the Commission’s website at http://www.sec.gov.

          This prospectus is part of a registration statement on Form S-3 that we have filed with the Commission under the Securities Act of 1933, as amended (the “Securities Act”). The rules and regulations of the Commission allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, such statement is qualified in all respects by the complete text of the agreement or document a copy of which has been filed as an exhibit to the registration statement.

          The Commission allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information.

          We incorporate by reference the documents listed below and any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) between the date of this prospectus and the termination of the offering and also between the date of the initial registration statement and prior to effectiveness of the registration statement:

•	our Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 12, 2009;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 7, 2009;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed on August 4, 2009;

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•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed on November 9, 2009;

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our Current Reports on Form 8-K filed on February 4, 2009, February 18, 2009, February 20, 2009 (as amended on that date), March 4, 2009, March 30, 2009, April 1, 2009, April 9, 2009, June 26, 2009, July 10, 2009, July 16, 2009, July 20, 2009, July 23, 2009, August 11, 2009, August 12, 2009, August 14, 2009, August 18, 2009, September 3, 2009, September 16, 2009 and December 11, 2009; and

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the description of our common stock contained in our registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on July 25, 1997, including any amendments or reports filed for the purposes of updating this description.

          To the extent that any information contained in any current report on Form 8-K or any exhibit thereto was furnished, rather than filed with the Commission, such information or exhibit is specifically not incorporated by reference in this prospectus.

          For purposes of this prospectus, any statement contained in a document incorporated or deemed to be incorporated herein or therein by reference shall be deemed to be modified or superseded to the extent that a statement contained in any subsequently filed document which also is or is deemed to be incorporated herein or therein by reference modifies or supersedes such statement contained in the previous document.

          These documents may also be accessed on our website at www.ocwen.com. Except as otherwise specifically incorporated by reference in this prospectus, information contained in, or accessible through, our website is not a part of this prospectus.

          You may request a copy of any or all of the information incorporated by reference, at no cost, by writing or telephoning us at the following:

Ocwen Financial Corporation
1661 Worthington Road, Suite 100
West Palm Beach, FL 33409
561-682-8000
Attention: Investor Relations

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus, including the information we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included or incorporated by reference into this prospectus, including, without limitation, statements regarding our financial position, business strategy and other plans and objectives for our future operations, are forward-looking statements.

          These statements include declarations regarding our management’s beliefs and current expectations. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts” or “continue” or the negative of such terms or other comparable terminology. These forward-looking statements are subject to inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include those referred to in the section entitled “Risk Factors” and the following:

•	assumptions related to the sources of liquidity, our ability to fund advances and the adequacy of financial resources;

•	estimates regarding prepayment speeds, float balances, delinquency rates, advances and other servicing portfolio characteristics;

•	projections as to the performance of our fee-based loan processing business and our asset management vehicles;

•	assumptions about our ability to grow our business;

•	our plans to continue to sell our non-core assets;

•	our ability to establish additional asset management vehicles;

•	our ability to reduce our cost structure;

•	our analysis in support of the decision to spin off Altisource as a separate company;

•	our continued ability to successfully modify delinquent loans and sell foreclosed properties;

•	estimates regarding our reserves, valuations and anticipated realization on assets; and

•	expectations as to the effect of resolution of pending legal proceedings on our financial condition.

          Forward-looking statements are not guarantees of future performance and involve a number of assumptions, risks and uncertainties that could cause actual results to materially differ. Important factors that could cause actual results to differ include, but are not limited to, the risks discussed in “Risk Factors” above and the following:

•	availability of adequate and timely sources of liquidity;

•	delinquencies, advances and availability of servicing;

•	general economic and market conditions;

•	uncertainty related to market conditions and government programs;

•	governmental regulations and policies; and

•	uncertainty related to dispute resolution and litigation.

          Further information on the risks specific to our business is detailed within this prospectus and our other reports and filings with the Commission, including our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Forward-looking statements speak only as of the date they are made and should not be relied upon. Ocwen Financial Corporation undertakes no obligation to update or revise forward-looking statements.

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SUMMARY

          The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus. This summary highlights selected information about us and this offering. This summary may not contain all of the information that may be important to you. You should read carefully all of the information contained in or incorporated by reference into this prospectus, including the information set forth under the caption “Risk Factors” in this prospectus and in the documents incorporated by reference herein, as well as our consolidated financial statements and the related notes thereto incorporated by reference herein, before making a decision to invest in our common stock.

The Company

          Ocwen Financial Corporation is a leading provider of residential and commercial mortgage loan servicing, special servicing and asset management services. Ocwen is headquartered in West Palm Beach, Florida with offices in California, the District of Columbia, Florida, Georgia and New York and support operations in India and Uruguay.

          On August 10, 2009, Ocwen completed the spin-off of Altisource Portfolio Solutions S.A., or Altisource, a subsidiary of Ocwen. The rationale for the spin-off of Altisource was to allow Ocwen to focus on providing loan servicing and special servicing while allowing Altisource to expand its customer base beyond Ocwen. Altisource contains the mortgage services business, financial services business and technology products business formerly known as Ocwen Solutions.

Our Business

          We operate in three business segments: servicing, asset management vehicles and loans and residuals. These three segments comprised our Ocwen Asset Management line of business prior to the spin-off of Altisource.

          Below is a summary description of each of our business segments:

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Servicing. Through our servicing business segment we earn fees by providing services to owners of residential mortgage loans, and we are one of the largest servicers of subprime mortgage loans. We also provide services to owners of foreclosed real estate. We are licensed in all 50 states, the District of Columbia and two U.S. territories.

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We are entitled to service loans either because we purchased the mortgage servicing rights (“MSRs”) from the owners of the mortgages or because we entered into subservicing agreements with the entities that own the MSRs.

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Our largest source of revenue with respect to servicing rights is the servicing fees that we earn pursuant to servicing and subservicing agreements. In the majority of cases, we purchase the MSRs, which generally entitle us to receive 50 basis points annually on the average aggregate unpaid principal balance (“UPB”) of the loans serviced.

		•	Under subservicing arrangements, where we do not pay for the MSRs, we generally receive between 5 and 45 basis points annually on the UPB.

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The servicing and subservicing fees are supplemented by related income, including late fees, Speedpay® fees from borrowers who pay by telephone or through the Internet and interest earned on loan payments that we have collected but have not yet remitted to the owner of the mortgage (float earnings).

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Asset Management Vehicles (“AMVs”). Starting in 2007, we began developing AMVs that benefit from our servicing and loss mitigation capabilities. These entities provide us with investment advisory fees, a source of servicing and investment returns. By involving third parties in the funding of these entities, we are able to realize a greater benefit from our capabilities than would be possible if we were to engage in these ventures using only our own financial resources.

•	Loans and Residuals. Our loans and residuals segment is currently in run-off. Long-term, the principal driver of results is the performance of our assets.

          Our primary goal is to make our clients’ loans worth more by leveraging our competitive advantages.

          Our principal executive offices are located at 1661 Worthington Road, Suite 100, West Palm Beach, FL 33409, and our telephone number is (561) 682-8000.

Competitive Strengths

          Today, the two primary drivers of our operating results are reducing operating costs and lowering interest expense on advances.

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Lowest Cost Provider. We believe Ocwen Loan Servicing, LLC (“OLS”) has the lowest operating cost in the mortgage servicing industry. Based on industry average assumptions from a third party valuation consultant, as of August 31, 2009, OLS’ net cost to service a non-performing loan was 57% lower than the average net cost for the subprime industry.

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Superior Loss Mitigation and Cash Management. Two recent independent studies comparing servicer performance in servicing non-performing residential loans confirmed that we lead the industry in realizing cash flows for investors and keeping families in their homes. A Moody’s Investors Service study in January 2007 showed that we achieved double the cure rate of subprime servicers rated “average” by Moody’s and 6% higher than the cure rate of subprime servicers rated “strong” despite having a more challenging portfolio consisting of older mortgages with lower credit quality and a higher proportion of second liens. Similarly, in July 2009, Bank of America/Merrill Lynch found that we have the highest “roll rate from 90+ days delinquent to current” for both subprime fixed and adjustable rate loans. We believe these studies, together with our selection by Freddie Mac as a special servicer (as described below), demonstrate our capability to work effectively with delinquent borrowers and generate greater cash flows than any other servicer. This success in returning loans to performing status enables us to decrease our need for advances which, in turn, reduces our interest expense.

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High Barriers to Entry. Our servicing platform runs on a proprietary information technology system developed over a 20 year period at a cost of more than $140 million. We license this technology from our former subsidiary Altisource under long-term agreements. These licensed tools are enhanced by a feedback loop that provides updated information on the latest servicing and property valuation data gathered by Ocwen and its affiliates. Currently, Altisource employs over 270 software developers focused on identifying additional opportunities to automate manual processes to eliminate variability and to increase the quality and timeliness of decision-making processes and information transfers.

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Scalability and Flexibility. With our highly automated, artificial intelligence driven technology platforms and global workforce, we can quickly scale our servicing platform to handle acquired loan portfolios with modest infrastructure additions.

Key Growth Strategies

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Acquire Servicing Rights for Loan Portfolios. Servicing rights for several loan portfolios are for sale in our industry, and we are in the process of evaluating these opportunities. We expect $50 billion of mortgage servicing portfolios to come to market by the end of the first quarter of 2010. We anticipate that any acquisition will be within our core competency of servicing subprime portfolios. In order to finance these opportunities, we may, among other alternatives, issue additional shares of our common stock or convertible or other equity linked securities, including options, and warrants, or otherwise.

•	Subservicing Opportunities. We were awarded $9.7 billion of subservicing on October 29, 2009. Advances on this portfolio are financed by the servicer, not Ocwen.

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Special Servicing Opportunities. We are aggressively pursuing special servicing opportunities that require little capital. In February 2009, we were selected as a special servicer of non-performing loans for Freddie Mac under a high-risk-loan pilot program. On August 10, 2009, we entered into an Interim Servicing Master Agreement under which we will provide mortgage loan servicing with respect to approximately 24,000 non-performing single family mortgage loans owned by Freddie Mac with an aggregate UPB of approximately $4.4 billion. As with subservicing, special servicing requires limited capital.

Recent Developments

Spin-Off of Altisource Portfolio Solutions

          On July 22, 2009, a registration statement on Form 10 was declared effective by the Commission for the spin-off of Altisource, then a subsidiary of Ocwen. Altisource contains the mortgage services business, financial services business and technology products business formerly known as Ocwen Solutions. The spin-off of Altisource was completed on August 10, 2009. Ocwen is party to certain long-term commercial arrangements with Altisource that will continue for several years. After the completion of the spin-off, Altisource’s largest customer was initially Ocwen, and Altisource entered into long-term servicing contracts with Ocwen for up to eight year terms.

          Although Altisource is a separate company from Ocwen as a result of the spin-off, Altisource and Ocwen have the same Chairman of the Board, William C. Erbey. Mr. Erbey is also the current Chief Executive Officer of Ocwen. As a result, he has obligations to Ocwen as well as to Altisource. Mr. Erbey currently owns 18.7% of the common stock of Ocwen and 27.8% of the common stock of Altisource.

          An investor acquiring shares of our common stock in this offering will not be entitled to receive any shares of Altisource that were issued in connection with the spin-off.

Sale of Bankhaus Oswald Kruber GmbH & Co. KG (“BOK”)

          On December 3, 2009, we finalized and consummated the transaction to dispose of our investment in BOK.

2009 TALF Note Issuance

          On December 10, 2009, Ocwen issued $210 million of notes under the Term Asset-Backed Securities Loan Facility (“TALF”) program that is administered by the Federal Reserve Bank of New York. These notes are secured by servicing advances and are scheduled to enter their amortization period in 30 months. The final maturity date is July 15, 2023. The interest rate on the notes is fixed at 4.14%.

The Offering

Issuer	Ocwen Financial Corporation.

Selling Shareholders	Institutional and other accredited investors who purchased shares of our common stock in a private placement in April 2009. See “Selling Shareholders” in this prospectus.

Securities offered by Selling Shareholders	5,471,500 shares of our common stock.

New York Stock Exchange symbol	“OCN”

Use of Proceeds	We will not receive any proceeds from sales of the shares of common stock sold from time to time under this prospectus by the selling shareholders.

Risk Factors

See “Risk Factors” and the other information included or incorporated by reference in this prospectus for a discussion of certain factors you should carefully consider before deciding to invest in shares of our common stock.

RISK FACTORS

          In addition to the risks discussed under “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the following risk factors, as well as the other information in this prospectus and the documents incorporated by reference herein, before investing in our common stock. These risks and uncertainties have the potential to have a material adverse impact on our business, financial condition and results of operations.

          The risks and uncertainties we describe are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business or operations. Any adverse effect on our business, financial condition or operating results could result in a decline in the value of our common stock and the loss of all or part of your investment.

Risks Related to the Company

          You should carefully consider the risk factors described in our annual report on Form 10-K for the year ended December 31, 2008 and our other periodic reports filed with the Commission and incorporated by reference in this prospectus supplement before making an investment in the common stock offered by this prospectus supplement and the accompanying prospectus. In addition, before making any investment decision, you should also carefully consider the other information we include and incorporate by reference in this prospectus supplement and the accompanying prospectus. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations or the value of our common stock.

We are exposed to market risk, including, among other things, liquidity risk, prepayment risk and foreign currency exchange risk.

          We are exposed to liquidity risk primarily because of the high variable daily cash requirements to support our servicing business including the requirement to make advances pursuant to servicing contracts and the process of remitting borrower payments to the custodial accounts. In general, we finance our operations through operating cash flows and various other sources of funding including match funded agreements, secured lines of credit and repurchase agreements. We believe that we have adequate financing for the next twelve months. On April 30, 2009, we were successful in negotiating an extension of the term note secured by our auction rate securities to June 30, 2010. However, because of the failed auctions, the market for auction rate securities is not currently liquid. In the event we need to liquidate our investment, we may not be able to do so without a loss of capital.

          We are exposed to interest rate risk to the degree that our interest-bearing liabilities mature or reprice at different speeds, or different bases, that our interest earning assets or when financed assets are not interest-bearing. Our servicing business is characterized by non-interest earning assets financed by interest bearing liabilities. Among the more significant non-interest earning assets are servicing advances and MSRs. At September 30, 2009, we had total advances and match funded advances of $1.01 billion. We are also exposed to interest rate risk because a portion of our outstanding debt is variable rate. Rising interest rates may increase our interest expense. Nevertheless, earnings on float balances (assets) partially offset this variability. We have also entered into interest rate caps to hedge our exposure to rising interest rates.

          We are exposed to foreign currency exchange rate risk in connection with our investment in non-U.S. dollar functional currency operations to the extent that our foreign exchange positions remain unhedged. Our operations in Canada, Uruguay and India expose us to foreign currency exchange rate risk, but we consider this risk to be insignificant.

The tax liability to Ocwen as a result of the spin-off could be substantial.

          In the pre-spin-off restructuring, any assets that were transferred to Altisource or non-U.S. subsidiaries were taxable pursuant to Section 367(a) of the Code, or other applicable provisions of the Internal Revenue Code (the “Code”) and Treasury regulations. Taxable gains not recognized in the restructuring were generally recognized pursuant to the spin-off itself under Section 367(b). The taxable gain recognized by Ocwen attributable to the transfer of assets to Altisource equaled the excess of the fair market value of each asset transferred over Ocwen’s basis in such asset. Ocwen’s basis in some assets transferred to Altisource may have been low or zero which could result in a substantial tax liability to Ocwen. In addition, the amount of taxable gain was based on a determination of the fair market value of Ocwen’s transferred assets. The determination of fair market values of non-publicly traded assets is subjective and could be subject to closing date adjustments or future challenge by the Internal Revenue Service (the “IRS”) which could result in an increased U.S. federal income tax liability to Ocwen.

New prospective tax regulations, if held applicable to the spin-off, could materially increase tax costs to Ocwen.

          On June 10, 2009, the IRS issued new regulations under Section 7874 of the Code. The IRS further indicated that it intends to issue additional regulations with respect to transactions where a U.S. corporation contributes assets, including subsidiary equity interests, to a foreign corporation and distributes the shares of such corporation, as in the spin-off of Altisource and the related transactions. Our understanding of the IRS’s plans regarding these forthcoming regulations is that they would apply to the spin-off only if the value of assets held by Ocwen’s corporate or partnership subsidiary entities (either currently, or those that were distributed from such entities as part of the plan encompassing the spin-off) exceeded, in the aggregate, 60% of the value of Altisource when contributed to Altisource. It is not certain, however, what these regulations will provide for once adopted. Prior to completing the spin-off, Ocwen’s board of directors required Ocwen and Altisource to receive a valuation from an independent valuation firm that enabled the Company to determine whether the value of these assets was less than 60% of the value of Altisource. Because we believe the value of these assets does not exceed the 60% threshold, as we confirmed by information we derived from the independent valuation, we do not believe that Section 7874 of the Code applies to the spin-off. The independent valuation is not binding on the IRS. If the IRS were to successfully challenge this valuation, and find that the value of these assets exceeded 60% of the value of Altisource, then Ocwen would not be permitted to offset gain recognized on the transfer of these assets to Altisource with net operating losses, tax credits or other tax attributes. This could materially increase the tax cost to Ocwen of the spin-off.

We may not realize all of the anticipated benefits of potential future acquisitions.

          Our ability to realize the anticipated benefits of potential future acquisitions of assets and/or companies will depend, in part, on our ability to scale-up to appropriately service any such assets and/or integrate the businesses of such acquired companies with our business. The process of acquiring assets and/or companies may disrupt the our business, and may not result in the full benefits expected. The risks associated with acquisitions include, among others:

•	coordinating market functions;

•	unanticipated issues in integrating information, communications and other systems;

•	unanticipated incompatibility of purchasing, logistics, marketing and administration methods;

•	retaining key employees; and

•	the diversion of management’s attention from ongoing business concerns.

          There is no assurance that we will realize the full benefits anticipated for any future acquisitions, or that we will be able to consummate any future acquisitions. In order to finance potential future acquisitions, we may, among other alternatives, issue additional shares of our common stock or convertible or other equity linked securities, including options, and warrants, or otherwise, which will dilute the ownership interest of our common stockholders.

Future legislative changes and other actions and changes may adversely affect future incremental revenues.

          Under government programs such as the Home Affordable Modification Program (“HAMP”), a participating servicer may be entitled to receive financial incentives in connection with any modification plans it enters into with eligible borrowers and subsequent “pay for success” fees to the extent that a borrower remains current in any agreed upon loan modification. Changes in current legislative actions regarding such loan modification and refinance programs, future U.S. federal, state and/or local legislative or regulatory actions that result in the modification of outstanding mortgage loans, and changes in the requirements necessary to qualify for refinancing mortgage loans may impact the future extent to which we participate in and receive financial benefits from such programs and may have a material effect on our business. Additionally, the U.S. Congress and/or various states and local legislators may enact additional legislation or regulatory action designed to address the current economic crisis or for other purposes that could have an effect on the execution of our business strategies. To the extent we participate in the HAMP, there is no guarantee as to the continued expectation of future incremental revenues.

Risks Relating to Ownership of Our Common Shares

Our common share price may experience substantial volatility which may affect your ability to sell our common shares at an advantageous price.

          The market price of our common shares has been and may continue to be volatile. For example, the closing market price of our common shares on the New York Stock Exchange has fluctuated during the past twelve months between $8.14 per share and $14.30 per share and may continue to fluctuate. Therefore, the volatility may affect your ability to sell our common shares at an advantageous price. Market price fluctuations in our common shares may be due to acquisitions, dispositions, the spin-off of Altisource or other material public announcements along with a variety of additional factors including, without limitation, those set forth under “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” In addition, the stock markets in general, including the New York Stock Exchange, recently have experienced extreme price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market prices of our common shares.

Shares of our common stock are relatively illiquid.

          As of December 11, 2009, we had 99,957,517 shares of common stock outstanding. As of that date, approximately 26% of our common shares were beneficially held by our officers and directors and their affiliates. Also, in addition to the shares held by the selling shareholders described herein and based on information publicly filed with the Commission, another approximately 9% of our common shares were beneficially held by two investors. As a result of our relatively small public float, our common stock may be less liquid than the common stock of companies with broader public ownership. The trading of a relatively small volume of our common stock may have a greater impact on the trading price of our common stock than would be the case if our public float were larger.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our common stock.

          We are not restricted from issuing additional shares of our common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock.

          We also have currently outstanding, as of September 30, 2009 approximately $56.4 million aggregate principal amount of 3.25% contingent convertible senior unsecured notes due 2024. We may issue additional shares of common stock in satisfaction of our make-whole obligations relating to our 3.25% contingent convertible senior unsecured notes due 2024. The issuance of additional shares of our common stock upon conversion of the 3.25% contingent convertible senior unsecured notes due 2024 or other issuances of our common stock or convertible or other equity linked securities, including options, and warrants, or otherwise, will dilute the ownership interest of our common stockholders.

          Sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

Because of certain provisions of our organizational documents, takeovers may be more difficult possibly preventing you from obtaining an optimal share price.

          Our amended and restated articles of incorporation provide that the total number of shares of all classes of capital stock that we have authority to issue is 220 million, of which 200 million are common shares and 20 million are preferred shares. Our Board of Directors has the authority, without a vote of the shareholders, to establish the preferences and rights of any preferred or other class or series of shares to be issued and to issue such shares. The issuance of preferred shares could delay or prevent a change in control. Since our Board of Directors has the power to establish the preferences and rights of the preferred shares without a shareholder vote, our Board of Directors may give the holders of preferred shares preferences, powers and rights, including voting rights, senior to the rights of holders of our common shares.

Risks Relating to the Altisource Spin-off

We could have conflicts with Altisource, and our Chief Executive Officer and Chairman of the Board, and other officers and directors, could have conflicts of interest due to their relationships with Ocwen and Altisource which may be resolved in a manner adverse to us.

          Conflicts may arise between Ocwen and Altisource as a result of our ongoing agreements and the nature of our respective businesses. Among other things, we are a party to a variety of agreements with Altisource in connection with the spin-off and we may enter into further agreements with Altisource. Certain of our executive officers and directors may be subject to conflicts of interest with respect to such agreements and other matters due to their relationships with Altisource.

          William C. Erbey, our Chief Executive Officer and Chairman of the Board, also serves as Altisource’s non-executive Chairman of the Board. As a result, he has obligations to us as well as to Altisource and may potentially have conflicts of interest with respect to matters potentially or actually involving or affecting us and Altisource.

          Mr. Erbey owns substantial amounts of Altisource common stock and stock options. This ownership could create or appear to create potential conflicts of interest when our Chairman of the Board is faced with decisions that involve Ocwen, Altisource or any of their respective subsidiaries.

          Matters that could give rise to conflicts between us and Altisource include, among other things:

•

our ongoing and future relationships with Altisource, including related party agreements and other arrangements with respect to the administration of tax matters, employee benefits, indemnification and other matters;

•	the quality and pricing of services that Altisource has agreed to provide to us or that we have agreed to provide to Altisource and

•	any competitive actions by Altisource.

          We will also seek to manage these potential conflicts through dispute resolution and other provisions of our agreements with Altisource and through oversight by independent members of our Board of Directors. There can be no assurance that such measures will be effective, that we will be able to resolve all conflicts with Altisource or that the resolution of any such conflicts will be no less favorable to us than if we were dealing with a third party.

If the spin-off of Altisource does not qualify as a tax-free transaction, additional taxes could be imposed on Ocwen, Altisource and its shareholders.

          Ocwen received an opinion from Ocwen’s special tax advisor confirming that for U.S. federal income tax purposes the transaction qualifies as a tax-free spin-off under Section 355 of the Code. A spin-off that so qualifies will not be taxable to Altisource or its shareholders except to the extent shareholders receive payment for fractional shares. Pursuant to Treasury regulations under Section 367(b) of the Code, Ocwen recognized a portion of its gain realized pursuant to the spin-off; however, because Ocwen undertook a pre-spin restructuring that was taxable, such gain was not material to Ocwen. Altisource has agreed to indemnify Ocwen for certain tax liabilities. Ocwen is subject to tax on certain of the asset transfers within Ocwen that were made in the pre-spin restructuring actions, and under the applicable Treasury regulations, each member of Ocwen’s consolidated group at the time of the spin-off (including several Altisource subsidiaries) is severally liable for such tax liability. If the spin-off does not qualify as a tax-free transaction for U.S. federal income tax purposes, Ocwen shareholders generally would be treated as if they received a distribution equal to the full fair market value of the Altisource common stock on the date of the spin-off.

          Even if the transaction were to otherwise qualify for tax-free treatment under Section 355 of the Code, it would become taxable to Ocwen pursuant to Section 355(e) of the Code if stock representing a 50% or greater interest in Ocwen or Altisource were acquired by one or more persons, directly or indirectly, as part of a plan or series of related transactions that included the spin-off. If the IRS were to determine that acquisitions of Ocwen common stock or Altisource common stock, either before or after the spin-off, were part of a plan or series of related transactions that included the spin-off, this determination could result in the recognition of gain by Ocwen under Section 355(e).

The Altisource spin-off will initially reduce our market value and balance sheet and may impact our ability to obtain or maintain financing.

          The Altisource spin-off will initially reduce our market value and balance sheet. There can be no assurances regarding whether or to what extent the Altisource spin-off or these factors may be viewed by our current or potential lenders or other counterparties as negatively impacting our ability to obtain, maintain or renew financings, credit agreements, guaranties or other contractual relationships.

USE OF PROCEEDS

          We will not receive any of the proceeds from the sale of the shares being offered pursuant to this prospectus. The selling shareholders will receive the proceeds of such sales. See “Selling Shareholders.”

DESCRIPTION OF CAPITAL STOCK

          The following description does not purport to be complete and is qualified in its entirety by reference to our amended and restated articles of incorporation and by-laws.

General

          Pursuant to our amended and restated articles of incorporation, we are authorized to issue 200 million shares of common stock and 20 million shares of preferred stock. As of December 11, 2009, there were 99,957,517 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

          Each common share has the same relative rights as, and is identical in all respects with, each other common share. All shares of common stock currently outstanding are fully paid and nonassessable. The common shares represent nonwithdrawable capital and are not subject to call for redemption. The common shares are not an account of an insurable type and are not insured by the FDIC or any other governmental authority.

          We may pay dividends if, as and when declared by our Board of Directors, subject to compliance with limitations which are imposed by law. The holders of common shares will be entitled to receive and share equally in such dividends as may be declared by our Board of Directors out of funds legally available therefor. If we issue preferred shares, the holders thereof may have a priority over the holders of the common shares with respect to dividends.

          The holders of common shares possess exclusive voting rights in Ocwen. They elect our Board of Directors and act on such other matters as are required to be presented to them under applicable law or our articles of incorporation or as are otherwise presented to them by our Board of Directors. Each holder of common shares is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If we issue preferred shares, holders of the preferred shares also may possess voting rights.

          If we liquidate, dissolve or wind-up, the holders of the then-outstanding common shares would be entitled to receive, after payment or provision for payment of all our debts and liabilities, all of our assets available for distribution. If preferred shares are issued, the holders thereof may have a priority over the holders of the common shares in the event of liquidation or dissolution.

          Holders of the common shares are not entitled to preemptive rights with respect to any shares which may be issued in the future. Thus, we may sell common shares without first offering them to the then holders of the common shares.

          The transfer agent and registrar for our common shares is American Stock Transfer & Trust Company. All common shares issued will, when issued, be fully paid and nonassessable.

Preferred Stock

          Our Board of Directors is authorized, subject to any limitations prescribed by law, from time to time to issue up to an aggregate of 20 million shares of preferred stock in one or more series, each of such series to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, as shall be determined by the Board of Directors in a resolution or resolutions providing for the issue of such preferred stock.

SELLING SHAREHOLDERS

          On March 27, 2009, we entered into a Share Purchase Agreement (the “Purchase Agreement”) with the selling shareholders named below, pursuant to which, on April 3, 2009, we sold to the selling shareholders in a private placement 5,471,500 newly-issued shares of our common stock at a purchase price of $11.00 per share. The selling shareholders agreed that for a one-year period following the closing date, April 3, 2009, certain restrictions apply to the transfer of these shares, and that they will not acquire beneficial ownership of additional shares of our common stock if such acquisition would result in the selling shareholders owning more than 15% of our outstanding voting securities.

          This prospectus covers the sale or other disposition by the purchasers under the Purchase Agreement or their pledgees, donees, transferees and other successors-in-interest, collectively referred to throughout this prospectus as the selling shareholders, of up to the total number of shares of common stock issued to those selling shareholders pursuant to the Purchase Agreement.

          We are registering the above-referenced shares to permit each of the selling shareholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares after the date of this prospectus to resell the shares in the manner contemplated under the “Plan of Distribution.”

          The following table sets forth the name of each selling shareholder, the number of shares owned by each of the respective selling shareholders, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by the selling shareholders assuming all of the shares covered hereby are sold.

          The number of shares in the column “Number of Shares Being Offered” represents all of the shares that a selling shareholder may offer under this prospectus. The selling shareholders may sell some, all or none of their shares. We do not know how long the selling shareholders will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling shareholders regarding the sale or other disposition of any of the shares. The shares covered hereby may be offered from time to time by the selling shareholders.

          We have agreed with each selling shareholder to keep the registration statement, of which this prospectus constitutes a part, effective with respect to its shares until the earlier of (1) such time as all of such selling shareholder’s shares covered by this prospectus have been disposed of pursuant to and in accordance with the prospectus and (2) the date on which all shares purchased from us by such selling shareholder may be sold without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) under the Securities Act.

          Except as otherwise disclosed below or in the footnotes to the following table, none of the selling shareholders has, or within the past three years has had, any position, office or other material relationship with us.

          Based on the information provided to us by the selling shareholders, none of the selling shareholders is, or is affiliated with, a broker-dealer. Each of the selling shareholders has represented to us that it had no agreements or understanding, directly or indirectly, with any person to distribute the securities.

          The information set forth below is based upon information provided by each respective selling shareholder. The percentages of shares owned are based on 99,957,517 shares of our common stock outstanding as of December 11, 2009, which includes the shares issued pursuant to the Purchase Agreement.

			Shares Owned After Offering

Name	Shares Owned Prior to Offering	Number of Shares Offered	Number	Percent

Bay Pond Investors (Bermuda) L.P.†	1,199,300	672,800	526,500	*
Bay Pond Partners, L.P.†	3,841,107	2,188,200	1,652,907	1.65%
First Opportunity Fund, Inc. (nominee name: Hare & Co.)†	435,000	260,100	174,900	*
Ithan Creek Master Investors (Cayman) L.P.†	2,324,700	1,428,800	895,900	*
Wolf Creek Investors (Bermuda) L.P.†	699,300	458,700	240,600	*
Wolf Creek Partners, LP†	743,700	462,900	280,800	*

	9,243,107	5,471,500	3,771,607

†

Wellington Management Company, LLP (“Wellington”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts.

*	Less than 1%.

PLAN OF DISTRIBUTION

          We are registering the common stock issued to the selling shareholder to permit the resale of these shares of common stock by the holders of the common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the common stock. We will bear all fees and expenses incident to our obligation to register the common stock.

          The selling shareholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The common stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

          The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

          Broker dealers engaged by the selling shareholders may arrange for other broker dealers to participate in sales. If the selling shareholders effect such transactions by selling common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

          In connection with sales of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling shareholders may also sell common stock short and if such short sale shall take place after the date that the registration statement, of which the prospectus forms a part, is declared effective by the Commission, the selling shareholders may deliver common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling shareholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the Commission.

          The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

          The selling shareholders and any broker-dealer or agents participating in the distribution of the common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

          Each selling shareholder has informed us that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. Upon our receipt of notice in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the common stock was sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%).

          Under the securities laws of some states, the common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

          There can be no assurance that any selling shareholder will sell any or all of the common stock registered pursuant to the registration statement, of which this prospectus forms a part.

          Each selling shareholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the common stock by the selling shareholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

          We will pay all expenses of the registration of the common stock pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each selling shareholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it. We will indemnify the selling shareholders against certain liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

LEGAL MATTERS

          The validity of the issuance of the shares of our common stock described herein will be passed upon by William A. McBride, Vice President and Assistant General Counsel of the Registrant.

EXPERTS

          The financial statements incorporated in this Prospectus by reference to Ocwen Financial Corporation’s Current Report on Form 8-K dated July 16, 2009 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Ocwen Financial Corporation for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.